UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2011

Commission File No.:  001-35273

COGO GROUP, INC.

Room 10001, Tower C, Skyworth Building,
High-Tech Industrial Park,
Nanshan, Shenzhen 518057, PRC
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Results of Operations and Financial Condition.

On November 10, 2011, Cogo Group, Inc. issued a press release containing certain financial results for its third fiscal quarter of 2011.  A copy of the press release is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

Financial Statements and Exhibits

Exhibits:

Exhibit No.	Description
99.1	Press release dated November 10, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGO GROUP, INC.

By:	/s/ Frank Zheng
Name:	Frank Zheng
Title:	Chief Executive Officer

Dated: November 10, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated November 10, 2011